FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2005

Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Minería No. #145
11800 México D.F.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...☒..... Form 40-F..........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No....☒.....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

PRESS RELEASE

For more information contact:

Ing. Alonso Quintana
(5255) 5272-9991 x3468	in the United States:
alonso.quintana@ica.com.mx	Zemi Communications

Lic. Paloma Grediaga	Daniel Wilson
(5255) 5272-9991 x3664	(212) 689-9560
paloma.grediaga @ica.com.mx	dbmwilson@zemi.com

     ICA SIGNS CONCESSION AGREEMENT FOR THE IRAPUATO-LA PIEDAD HIGHWAY,
INCLUDING Ps. 735 MILLION MODERNIZATION

Mexico City, October 17, 2005 – Empresas ICA, S.A. de C.V. (BMV and NYSE: ICA), the largest engineering, construction, and procurement company in Mexico, announced today that it was awarded a 20 year concession and service contract that includes the modernization of the Irapuato-La Piedad highway in the state of Guanajuato. The concession was awarded by the Ministry of Transport and Communications (SCT) after an international public bidding process under the Public/Private Partnership Structure (PPS) mechanism. The modernization of the highway will require an investment of approximately Ps. 735 million. Since construction of the highway will be undertaken by ICA subsidiaries, construction work will be reported as supplemental information to the Company’s backlog, in order to reflect the total volume of the work to be executed.

The 74.3 kilometer Irapuato–La Piedad highway will be a toll-free road under the PPS mechanism. Recovery of the investment will be accomplished through an integrated quarterly payment made directly by the SCT. The payment is made up by two parts: (1) payment for highway availability, based on achieving minimum performance standards, established in the concession and the services agreements; and (2) payment based on traffic volume pursuant to the concession agreement, which provides that the SCT will pay a shadow tariff.

The contract includes the development of an overall plan, the modernization of the highway, and its operation and maintenance for the next 20 years, by the concessionaire; and the acquisition of the rights of way by the SCT. The modernization of the highway is scheduled to be completed in July 2007.

ICA has established a special purpose company that will be the concessionaire and will contract for the operation and construction of the highway. The SCT has divided the highway into 16 sections. It will pay the concessionaire the availability payment for completion of each section. The second payment based on traffic volume will be charged to SCT by the concessionaire once the entire highway is modernized and fully operational.

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The project will be financed principally by a project finance loan that has been approved by an international financial institution with operations in Mexico. The balance will be provided by ICA as an equity contribution to the concessionaire using a portion of the proceeds from the equity offering in August in accordance with the potential uses of funds from that offering. The integrated quarterly payment from the SCT will provide the resources for both the return on the investment and the repayment of the financing.

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ICA was founded in Mexico in 1947. ICA has completed construction and engineering projects in 21 countries. ICA’s principal business units include civil construction and industrial construction. Through its subsidiaries, ICA also develops housing, manages airports, and operates tunnels, highways, and municipal services under government concession contracts and/or partial sale of long-term contract rights.

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SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 19, 2005

Empresas ICA, S.A. de C.V.

/s/ JOSE LUIS GUERRERO

Name: Dr. José Luis Guerrero
Title: Vice President, Finance